Exhibit 1.02

Thoratec Corporation

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Thoratec Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Company has determined that Conflict Minerals are necessary to the functionality or production of those products.

The information included in this Report reflects activities of the Company and its other consolidated entities for the Reporting Period. The Company manufactures certain of the products covered by this Report at its Pleasanton, California-based facilities, and manufactures the other products covered by this Report at the Zurich, Switzerland-based facilities of the Company’s wholly-owned subsidiary Thoratec Switzerland GmbH (“TSG”).

Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period (collectively, the “Covered Products”).  In 2013, the Company’s Covered Products were its CentriMag®, HeartMate II®, PediMag®/PediVas®, and Thoratec® PVAD™ products, as well as their respective accessories.

Reasonable Country of Origin Inquiry

The Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals in the Covered Products for the Reporting Period. This good faith RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may have come from recycled or scrap sources. Because, based on its RCOI, the Company could not determine the country of origin of all Conflict Minerals in its supply chain, the Company performed due diligence on the source and chain of custody of the Conflict Minerals.

Due Diligence Process

Design of Due Diligence

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as downstream company.

The Company’s supply chain with respect to the Covered Products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals.  The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

Conflict Minerals Policy

The Company has adopted a policy relating to Conflict Minerals (the “Company Policy”), which states that the Company supports the goal of preventing armed groups in the Covered Countries from benefitting from the sourcing of Conflict Minerals from that region.  It further describes the Company’s commitment to responsible sourcing of materials for its products and its support for greater transparency with regard to the supply chain. Lastly, the Company Policy enumerates the Company’s expectations for steps its suppliers will take in furtherance of these goals.

Description of Due Diligence Measures Performed

In performing due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products, the Company followed the process described below:

•                  In 2012, the Company formed a Conflicts Minerals working group for its Pleasanton, California-based manufacturing operations, comprising members of the Company’s Legal, Manufacturing Engineering, and Supply Chain Departments.  In 2013, the Company formed a similar working group for TSG. This second working group comprised members of the Company’s Legal Department and the leaders of TSG’s operations and their delegates.  Both working groups were led by the Company’s Compliance Officer and reported their progress to the Company’s Vice President of Operations.  The two working groups followed parallel processes in completing the steps outlined below.

•                  The objectives of both working groups were as follows: to determine which of the Company’s products contained Conflict Minerals that are necessary to the functionality or production of the product; to determine which components within these products contained the Conflict Minerals; to identify the suppliers of these components; and to engage all of these suppliers in the Company’s efforts to determine the sources and chains of custody of the Conflict Minerals within their respective supply chains.

•                  Beginning in late 2012, members of the Pleasanton working group from the Manufacturing Engineering Department reviewed product specifications and other relevant information to determine which of the Company’s products contained Conflict Minerals that were necessary to the functionality or production of the product. During the first quarter of 2013, these members further analyzed the available information to identify each component that contained Conflict Minerals, the supplier of such component, and the particular Conflict Mineral(s) that such component contained. The members recorded this information in a “product mapping” table and distributed it to the working group for review and comment. The TSG working group completed the same process during the third quarter of 2013.

•                  Members of the working groups from the Supply Chain Department reviewed receipts and other documentation to eliminate from the “product mapping” tables those components that were “outside the supply chain” prior to January 31, 2013 and thus not subject to the assessment and reporting requirements under the Rule. The working groups subsequently reviewed these analyses following the expiration of the Reporting Period to verify that the Company had not reordered components from any of the eliminated suppliers, or ordered components from any new suppliers, during the remainder of the Reporting Period. The resulting supplier lists comprised all of the suppliers that the Company would need to engage to determine the sources of Conflict Minerals in its supply chain.

•                  Next, working group members contacted all of the Company’s suppliers on these lists to request information regarding the source of Conflict Minerals in their respective supply chains. After allowing a reasonable period for suppliers to respond, the working group members sent reminder letters to those suppliers that had not yet provided the information the Company had requested in its initial inquiry.

•                  To facilitate the collection of complete, accurate, standardized, and verifiable information, the Company requested that its suppliers complete the Conflict Minerals Reporting Template (the “Reporting Template”) made available by the Conflict-Free Sourcing Initiative (“CFSI”). The Reporting Template requires the supplier to identify which Conflict Minerals are contained in its products, indicate whether the Conflict Minerals originated from the Covered Countries, state whether the Conflict Minerals came from a recycler or scrap supplier, and identify the smelters from which the Conflict Minerals were obtained.  The Reporting Template also requires the supplier to answer several questions relating to the type and extent of due diligence it performed on its supply chain, including whether it required its upstream suppliers to complete Reporting Templates. The Company also requested that suppliers notify the Company if they received additional information about the Conflict Minerals in their supply chains after the dates of their initial responses to the Company.

•                  Following completion of the supplier outreach described above, members of the Company’s Legal Department reviewed all of the responses received from the Company’s suppliers for completeness, accuracy and reliability. Responses were deemed incomplete if the supplier failed to fill in required fields within the Reporting Template, if the supplier indicated that its due diligence was ongoing, incomplete, or inconclusive, or if the supplier passed along the required information for some, but not all, of its upstream suppliers for the applicable component. Responses were deemed inaccurate if they conflicted with the Company’s prior “product mapping” analysis, or if the responses were internally inconsistent. And responses were deemed unreliable if, based on the information provided, it appeared that the supplier had not performed adequate due diligence to support its declaration regarding the source of its Conflict Minerals.

•                  In April and May 2014, the working groups contacted each supplier that had submitted an incomplete, inaccurate or unreliable response to the Company’s prior inquiries. At this time, the working groups also tried once more to engage those suppliers that had not responded to its prior inquiries, including by explaining to them the requirements of the Rule and the Company’s expectations for its suppliers with respect to Conflict Minerals.

•                  Ultimately, the Company received responses from more than 95 percent of its suppliers during the course of its initial and follow-up supplier outreach. In some instances, the Company’s follow-up inquiries yielded the additional information the Company required regarding the sources of Conflict Minerals in its supply chain. In other instances, however, the Company was unable to obtain the necessary information from the suppliers. When possible, the working groups used publicly available information to supplement the incomplete information received from suppliers and to form a more complete understanding of the source and chain of custody of Conflict Minerals in the Company’s supply chain.

•                  To the extent that the working groups were able to identify smelters and refiners that might be in the Company’s supply chain based on data provided by its suppliers, the Company took steps to assess the risk that Conflict Minerals in the Covered Products directly or indirectly financed or benefitted armed groups in the Covered Countries.  To that end, the Company examined whether each smelter or refiner had been validated as conflict-free through industry group programs, such as the CFSI’s Conflict-Free Smelter Program (“CFSP”). The CFSP provides a list of smelters and refiners that an independent third-party audit has confirmed have systems in place that comply with the CFSP’s assessment protocols to ensure sourcing of only conflict-free minerals.

•                  As a final step, the working groups used the information obtained through the Company’s due diligence process to compile a list of the smelters and refiners reasonably believed to have been used to process the Conflict Minerals contained in the Covered Products. The working groups also compiled a list of the countries from which the Company reasonably believed the Conflict Minerals contained in the Covered Products had originated. Members of the working groups then presented these lists to members of the Company’s senior management.

Results of Due Diligence

Identified Smelters and Refiners

Based on the information that was provided by the Company’s suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Covered Products included the smelters and refiners listed below:

Metal	Smelter / Refiner Name	Smelter / Refiner Country
Gold	Metalor USA Refining Corporation	USA
Tin	Alpha	USA
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Minsur	Peru
Tin	Poongsan Corporation	Republic of Korea
Tin	PT Supra Sukses Trinusa	Indonesia
Tin	PT Tambang Timah	Indonesia
Tin	PT Timah	Indonesia
Tin	Thaisarco	Thailand
Tin	White Solder Metalurgia e Mineração Ltda.	Brazil
Tin	Wuxi Yunxi Sanye Solder Factory	China
Tin	Yunnan Chengfeng Non-Ferrous Metals Co., Ltd.	China
Tin	Yunnan Tin Company, Ltd.	China

Several of the Company’s suppliers indicated that the Conflict Minerals in their respective supply chains were obtained from more than one smelter or refiner.  Certain of these suppliers provided this information for the particular products they supply to the Company, while others provided this information on a division- or company-wide basis.  When the supplier provided product-level information, the Company listed in this Report all of the smelters or refiners identified by the supplier.  When the supplier provided only division- or company-level information, the Company determined that it did not have sufficient information to identify the particular smelter or refiner that processed the Conflict Minerals contained in the particular component supplied to the Company, and thus did not list the smelters or refiners in this Report.  Nevertheless, in certain of these instances, the Company was able to verify that all of the smelters and refiners identified by the supplier had been designated “conflict-free” by an independent, third-party auditor, such as through the CFSP.  Based on this information, the Company was able to conclude that the Conflict Minerals it received from that supplier were “conflict-free,” notwithstanding that the particular smelters or refiners could not be reliably determined by the Company, and are thus not listed in this Report.

Identified Countries of Origin

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information, with respect to the Covered Products, to determine the country of origin of all of the Conflict Minerals in the Covered Products; however, based on the information that was obtained, the Company reasonably believes that the countries of origin of the Conflict Minerals include the following countries: Brazil, Indonesia, Malaysia, Peru, and Thailand.  In compiling this list, the Company included all of the countries of origin identified by suppliers that provided product-level information, but did not include countries of origin identified by suppliers that listed multiple countries of origin at the division or company level, consistent with the Company’s approach with respect to smelters and refiners.

Efforts to Determine Mine or Location of Origin

To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity, the Company performed the due diligence measures described above. Based on the Company’s review of the information obtained through its supply chain, as well as publicly available information, the Company determined that it did not have sufficient information to identify the specific mine or location of origin of the Conflict Minerals within the above-referenced countries of origin.

Improvements to Due Diligence Process

To improve its due diligence measures and further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products benefitted armed groups in the Covered Countries, the Company expects to continue or begin engaging its current and new suppliers as follows:

•                  Educate suppliers regarding the nature and extent of the information that the Company is required to obtain and disclose under the Rule;

•                  Advise suppliers on the design and implementation of procedures to obtain current, accurate and complete information about the source of the Conflict Minerals contained in the products they supply to the Company;

•                  Encourage suppliers to adopt responsible sourcing policies and to encourage smelters and refiners to obtain a “conflict-free” designation from the CFSP or another independent, third-party auditor; and

•                  Cooperate with any industry-wide efforts that may be initiated within the medical device industry to encourage “conflict-free” supply chains.

Additional Risk Factors

Tracing Conflict Minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. Moreover, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of

Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.  In addition, we rely on information collected and provided by independent third-party audit programs, which may provide inaccurate or incomplete information or may be subject to irregularities. Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals in the Covered Products.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence, and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “goals,” “intends,” “plans,” “believes,” “seeks,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.